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09046633

July 17, 2009
7.00am (BST) – 8.00am (CET)

Q2/09 Trading Statement

SUPPL

2009 JUL 28 A

This trading statement provides basic information for the quarter ended June 30, 2009, including data on the economic environment as well as OMV's performance during the period. The data on the economic environment shows the evolution of the relevant crude prices and exchange rates. For the E&P segment, we provide and comment on the expected development of production volumes and the key drivers of this development. An overview on refining margins and drivers for the R&M and G&P businesses is also included.

The OMV Group Q2/09 results will be published on August 5, 2009. The information contained herein is subject to change and may differ from the final numbers that will be reported.

Economic environment

	Q2/08	Q3/08	Q4/08	Q1/09	**Q2/09**
Average Brent price in USD/bbl	121.18	115.09	55.48	44.46	**59.13**
Average Urals price in USD/bbl	117.24	113.55	54.65	43.73	**58.36**
Average EUR-USD FX rate	1.562	1.504	1.317	1.303	**1.362**
Average EUR-RON FX rate	3.652	3.576	3.818	4.268	**4.196**
Average USD-RON FX rate	2.338	2.378	2.899	3.279	**3.081**

Source: Reuters

Exploration and Production

	Q2/08	Q3/08	Q4/08	Q1/09	**Q2/09**
Total hydrocarbon production in boe/d	310,000	316,000	318,000	308,000	**315,000**
thereof Petrom group	194,000	193,000	192,000	192,000	**185,000**

Overall Group production was 315,000 boe/d in Q2/09. For the first time the oil field Maari (New Zealand) added significant volumes in Q2/09. In Libya, however, the lower OPEC quotas remain a burden on production. At Petrom the normal seasonal reduction in gas production volumes in Q2 has been exacerbated by the partial shutdown of the local fertilizer industry. The price differential between Brent and OMV's realized crude price is expected to exceed that of Q1/09 due to the impact of hedges entered in Q2/09 for 2010 production. This is explained in more detail below. The Romanian regulated gas price for producers in RON remained unchanged vs. Q1/09. Despite the write-offs of both the unsuccessful well Deep Banff (UK) and a Russian exploration well, exploration expenses in Q2/09 were below the high level of the previous quarter. To the extent that rising prices related to volumes remaining in inventory at the quarter end these unrealized profits will be eliminated in the consolidation line.

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Refining and Marketing

	Q2/08	Q3/08	Q4/08	Q1/09	Q2/09
NWE refining margin in USD/bbl [1]	9.44	10.54	8.82	4.52	**2.30**
Med Urals refining margin in USD/bbl [1]	6.26	6.59	5.59	3.59	**1.50**
OMV indicator refining margin in USD/bbl [2]	6.76	6.24	7.25	4.26	**1.64**
Total refining sales in mn t	5.75	5.81	5.72	5.28	**5.34**

[1] Source: Reuters [2] Actual refining margins realized by OMV may vary from the OMV indicator refining margin as well as from the market margins due to factors including a different crude slate, product yield and operating conditions.

Middle distillate spreads fell to the lowest level for several years due to low demand and high inventories in Europe. Higher crude prices compared to Q1/09 further burdened the OMV refining margin due to higher costs for own crude consumption especially at Petrom. However, increased crude prices generated inventory holding gains (positive CCS effects) in Q2/09. Group refining sales volumes remained at the Q1/09 level, with lower middle distillate volumes compensated by higher gasoline sales. The petrochemicals volumes were similar to the Q1/09 level. In marketing, overall margins remained constant with volumes slightly above Q1/09.

Gas and Power

	Q2/08	Q3/08	Q4/08	Q1/09	Q2/09
Combined gas sales volumes in bcm	2.56	2.21	3.94	4.52	**2.08**
thereof Petrom group	1.15	1.05	1.32	1.40	**0.84**

In the supply, marketing and trading business gas sales volumes were below Q2/08 due to the economic downturn and milder weather. The improvement in EconGas's international sales volumes helped mitigate the decline in the domestic business. The depressed market in Romania led to a 27% fall in Petrom's sales volumes compared to Q2/08. In the transportation business, additional capacity sales on the WAG pipeline and the start-up of a new compressor station on the TAG pipeline led to a notable volume increase over Q2/08. The storage business showed the expected seasonal decline, however withdrawal rates and volumes were above Q2/08 due to higher available capacities.

At-equity consolidated companies
An improving environment helped Borealis' performance which was also supported by inventory gains. The Petrol Ofisi at-equity result was favorably impacted by the start of the driving season.

Identified special items and hedging
Net special charges will amount to approximately EUR 50 mn, primarily relating to an impairment in E&P UK. To protect the Group's cash flow in 2010, OMV entered into crude oil hedges in Q2/09 for a volume of 63,000 bbl/d securing a price floor of USD 54/bbl via the sale of a price cap of USD 75/bbl (zero cost collar). The strong rise in the crude price experienced towards the end of Q2/09 has led to a time value loss for these instruments of EUR 108 mn. This loss will be reflected in the Q2/09 E&P EBIT. Gains and losses relating to the time value of these instruments will revert to zero over their life, i.e. to the end of 2010. Hedges established in 2008 for 2009 produced a gain of EUR 49 mn, which will reflect positively in the E&P EBIT.

Tax rate
The effective tax rate is expected to be considerably below the level of Q1/09, supported by a higher profit contribution from net-of-tax at-equity investments.

For further information, please contact: Angelika Altendorfer-Zwerenz, Investor Relations
Tel. +43 (1) 40 440-21600; e-mail: investor.relations@omv.com